Exhibit 99.3

Press Release published on the investor relations website of Credicorp Ltd. on November 18, 2019

Credicorp Ltd. Chairman Testifies in Government Investigation

November 18, 2019

Lima, Nov. 18, 2019 (GLOBE NEWSWIRE) -- Lima, PERU, November 18th, 2019 – Credicorp (NYSE: BAP) announces that its Chairman, Dionisio Romero Paoletti, testified today as one of the witnesses in the Peruvian government’s investigation into campaign donations made to Keiko Fujimori’s 2011 presidential campaign.

Mr. Romero informed prosecutors that in 2010 and 2011, Credicorp made donations totaling $3.65 million to the Fujimori 2011 campaign. These contributions were made in coordination with members of the senior management team and do not pose any legal liability to the company.

Mr. Romero said: “During those years Hugo Chávez was investing millions to extend his power throughout Latin America. Peru became a crucial target, and Ollanta Humala, Fujimori’s opposing candidate, supported Chávez’s pernicious ideology. As I testified to prosecutors, we believed it was Credicorp’s responsibility, as a leading Peruvian business, to oppose Humala’s campaign and help combat the threat to our country posed by the Chávez regime.”

As part of its ongoing commitment to corporate governance, Credicorp has in place a robust set of corporate governance and compliance policies in line with best practices followed by global financial institutions to meet its commitment to its shareholders and other stakeholders, while promoting the highest level of performance by the Board and management, information transparency, and proper governance and internal controls of Credicorp and its subsidiaries.

About Credicorp

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru with presence in Chile, Colombia and Bolivia. Credicorp has a diversified business portfolio organized into four lines of business: Universal Banking, through Banco de Credito del Peru - BCP and Banco de Credito de Bolivia; Microfinance, through Mibanco and Encumbra; Insurance & Pension Funds, through Grupo Pacifico and Prima AFP; and Investment Banking & Wealth Management, through Credicorp Capital, Wealth Management at BCP and Atlantic Security Bank.

For further information please contact the IR team:

investorrelations@credicorpperu.com.pe

Investor Relations

Credicorp Ltd.

Source: CREDICORP LTD.